Mail Stop 4561

April 16, 2010

Kumar Gursahaney
DJSP Enterprises, Inc.
900 South Pine Island, Suite 400
Plantation, FL 33324

> **Re: DJSP Enterprises, Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 26, 2010**
> **File No. 333-164907**
>
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 2, 2010**
> **File No. 001-34149**

Dear Mr. Gursahaney:

We have reviewed your amended registration statement and selected portions of the Form 20-F and have the following comments. References to prior comments refer to the comments in our letter dated March 15, 2010.

General

1.   We are in receipt of your application for confidential treatment of certain portions of Exhibit 4.10 to your Form 20-F filed on April 2, 2010. We will convey comments to you on that application under separate cover. Any comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

Form F-1/A

General

2.   Please update the prospectus to include the more current financial statements and other information disclosed in the Form 20-F filed on April 2, 2010.

Prospectus Summary

Overview, page 2

3.   Please define in this section the terms "Stern Contributors," "DJS", "PTA" and "DSI."
        Also, please briefly describe the history of DAL prior to the transaction with DJSP, as
        well as the roles of FlatWorld DAL LLC and Fortuna Capital Partners LP in the
        transaction. Please expand your discussion of your public shareholders' approval of your
        acquisition of a controlling interest in DAL to briefly discuss the application approval
        procedures and how and when approval was obtained.

Risk Factors

Risks Related to our Business

David J. Stern, the President and Chief Executive Officer of DAL, is also…., page 4

4.   Expand your discussion to quantify the extent of your reliance on your primary law firm
        client, DJS. Ensure that your disclosures are consistent with amounts presented on the
        face of the financial statements and Note 2.

Regulatory Environments, page 18

5.   We note your response to prior comment 18. The claim that "recent data suggests that
        approximately 25% to 40% of all modified loans fall delinquent" also appears twice on
        page 49 of the prospectus. Please remove the claim or disclose its source.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008, page 19

6.   You disclose in this section that according to data received by the Mortgage Bankers
        Association, 4.3% of all mortgage loans, or 1.9 million of the 45 million outstanding
        loans, were in foreclosure at June 30, 2009. Please supplementally provide us with
        support for this statement and for any other third-party statements appearing in the
        prospectus.

Unaudited Pro Forma Condensed Combined Financial Statements

Introduction, page 30

7.   We note your response to comment no. 14 and have the following comment. Please describe the terms of the voting agreement in reasonable detail and indicate the date the voting agreement expires. Tell us the term of each of the board of directors and indicate how long the New Shareholders can require certain designees to be named as nominees. Indicate whether all or some of senior management are subject to an employment agreement or are at-will employees. In addition, explain why you believe that the factor in ASC 850-10-55-12(e) is neutral when it does appear that the legal acquirer is paying an amount over a fair value (i.e., debit balance in equity). That is, your analysis of this factor does not seem to address whether a premium is being paid. Please advise.

Pro Forma Adjustments, page 38

8.   We note your response to comment 15 and your reference to the "remoteness of a shareholder bringing a claim for rescission." The classification of the shares should be based on whether the redemption features are not solely within the control of the issuer to be classified outside of permanent equity. See ASC S99-3A-4. Whether the shares are probable of being redeemed affects its measurement subsequent to its classification. See ASC S99-3A-15.

9.   We note your revisions in response to prior comment 16. Tell us what consideration you gave to the significance of the number of potential share conversions, the range of possible results of these conversions and providing disclosure pursuant to Rule 11-02(b)(8) of Regulation S-X. In this regard, if significant, additional pro forma presentation should be made. Further, tell us how you determined that the Series B have a nominal value (e.g., Black-Scholes Model). If these units have a nominal value, describe the reasons why they were issued as part of this transaction. Describe your consideration of ASC 260-10-45-44.

10.   We note your response to prior comment 19 and have the following comment. Tell us why you believe a Paid-In Capital account should have a debit balance. That is, explain what this amount represents.   It appears that the debit balance represents the excess fair value over the carrying values of the three operating entities (i.e., the consideration paid over the carrying values) and, therefore, should be recorded as a reduction of equity (i.e., special distribution). See SAB Topic 5G.

Business

Acquisition Negotiations, page 39

11.   You disclose in this section that the consideration agreed upon with respect to acquisition of the target business was $135 million in cash, 2.6 million DAL Common Units, 1.67 million DAL Series A Preferred Units and 3.9 million DAL series B Preferred Units. Please revise this section to explain in greater detail how the parties arrived at this consideration. In addition, please clarify why the parties chose to structure the transaction similar to an UPREIT rather than adopt a structure that would not create a minority interest in DAL.

12.   In your response to prior comment 20, you indicate that you first notified your shareholders that you were not acquiring a business in China in December 2009, almost a year after you entered into preliminary discussions with FlatWorld Capital regarding the acquisition of the target business. Please advise us why you did not earlier advise your shareholders that you were pursuing an acquisition of a business outside of China.

Selling Shareholders, page 73

13.   You indicate in your response to prior comment 29 that Messrs. Proper and Kaufman are affiliates of broker dealers and that they did not purchase the shares they are offering for resale in the ordinary course of business. Accordingly, revise the prospectus to name Messrs. Proper and Kaufman as underwriters.

Financial statements, Page F-1

DJS Processing Division and its Combined Affiliates

14.   We note that in response to prior comment 31 you have separately presented related amounts on the face of the audited financial statements. Revise the unaudited financial statements in the same manner.

Notes to the Consolidated Financial Statements

15.   We note from your response to prior comment 33 that enterprise wide disclosures pursuant to ASU 280 have been added to your document. Please identify where the disclosures required by paragraphs 50-40 and 50-42 are located within the filing. In addition, please provide your analysis of why you believe that the Processing Division and PTA have similar economic characteristics such as gross margins. See ASC 280-10-55-7. Revise to disclose that you have one reportable segment and disclose that you have

aggregated segments. See ASC 280-10-5021(a). In addition, you indicate that "no other segments exist that meet the quantitative threshold" and therefore, "the Company is reporting its results under a single operating segment." Clarify whether you have any operating segments that are below the 10% threshold. If so, those segments can only aggregated with other segments if it satisfy all the aggregation criteria for reportable segments or a majority of the aggregation criteria for those segments below the 10% threshold. See ASC 280-10-55-34.

Note 2 – Related Party Transactions and Concentrations, page F-10

16.   We note that the amounts reflected in this footnote differ substantially from the related party amounts presented on the face of the financial statements. Please revise to ensure that all related party revenues, from all sources, and all receivables, including client reimbursed costs due from related parties, are reflected within your footnote disclosures.

17.   With regard to your disclosure that a significant percentage of files come from a few customers of the Law Firm, please tell us how you determined that including specific client concentrations is appropriate, given that these individual clients of the Law Firm are only indirectly your customers. In addition, you should revise your disclosure to clearly discuss your vulnerability due to concentration with the Law Firm. See ASU 275-10-50-16 to 22. Your disclosure on page 51 highlights the Company "indirectly" services its clients. In this regard, your disclosures within your footnotes should clarify who has the primary client or customer relationship.

Item 7. Recent Sales of Unregistered Securities, page II-1

18.   In connection with your January 2010 private placement of 1.5 million ordinary shares, please disclose the names of the persons, or identify the class of persons, to whom the shares were sold, and briefly explain why the private placement qualified for an exemption from registration under Section 4(2) of the Securities Act. Refer to Item 701 of Regulation S-K.

Item 8. Exhibits, page II-2

19.   Please incorporate by reference the Transaction Registration Rights Agreement filed as Exhibit 4.5 to the Form 20-F filed on January 22, 2010.

Form 20-F

General

20.   Tell us what consideration you gave to filing the Form 20-F with financial statements and other information pertaining only to Chardan 2008, including a report of the company's internal control over financial reporting prepared by, and certifications signed by, management in place at the end of fiscal year 2009.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, Page 71

21.   We note that your principal executive officer and principal financial officers conducted an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures "within the 90-day period preceding the filing date of this Report." Please confirm to us, and revise future filings to clarify, if true, that your officers conducted the evaluation as of the end of the fiscal year, as required by Item 15(a) of the Form 20-F. Also, we note your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective to " provide reasonable assurance that information required to be disclosed by [you] in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." This is an incomplete definition of disclosure controls and procedures per Rules 13a-l5(e) and 15d-15(e) of the Exchange Act. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to also ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Refer to Item 15(a) of the Form 20-F.

*   *   *   *   *

        As appropriate, please revise your registration statement in response to our comments. Please provide us with marked copies of the amendment to expedite our review. Please also furnish a cover letter with your amendment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tammy Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters. For all other questions, please contact the undersigned at (202) 551-3456. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Matthew Crispino
Attorney-Advisor

cc: Via Facsimile (212) 407-4990
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP